Filed by Cambridge Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Capital Acquisition Corporation

Commission File No.: 001-36229